Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

December 17, 2014

VIA E-mail and EDGAR

Amy W. Miller

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Investment Management

Washington, DC 20549

Re:	Wildermuth Endowment Strategy Fund Pre-Effective Amendment No. 2 to the Registration Statement filed on Form N-2 on February 28, 2014 File Nos. 333-191152 & 811-22888

Dear Ms. Miller:

This letter is in response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) via a series of telephone conversations relating to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 of Wildermuth Endowment Strategy Fund (the “Fund” or “Registrant”) filed on February 28, 2014. The Fund has filed today pre-effective amendment no. 3 (“Pre-Effective Amendment No. 3”) to the Registration Statement via EDGAR with the Commission. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

GENERAL COMMENT

Comment #1

In the next pre-effective amendment include the capital balance sheet, auditor’s consent, legal opinion and board resolution authorizing power of attorney signatories.

Response #1

We confirm that we will include the capital balance sheet, auditor’s consent, legal opinion and board resolution authorizing power of attorney signatories in the next pre-effective amendment.

U.S. Securities and Exchange Commission

December 17, 2014

PROSPECTUS

Prospectus Cover Page

Comment #2

Please include clear and concise bullet point disclosures regarding the illiquid nature of Fund, that the Fund is not exchange listed, and that the Fund is not suitable for investors that need access to the money that they invest and frequency of repurchases and amount. Consider shortening or eliminate duplicative bolded disclosure at the end of the prospectus cover section.

Response #2

The Fund has revised the Registration Statement in response to the above comment. Please see the added disclosure below:

•	The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time.

•	We do not expect a secondary market in the shares to develop. Even if any such market were to develop, closed-end fund shares trade frequently at a discount from net asset value, which creates a risk of loss for investors purchasing shares in the initial public offering.

•	You should consider the shares to be an illiquid investment. Even though the Fund will make periodic repurchase offers to repurchase a portion of the shares to provide some liquidity to shareholders, only a limited number of shares will be eligible for repurchase by us. Once each quarter, the Fund will offer to repurchase at net asset value (NAV) per share no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements. The Fund may increase the size of these offerings up to a maximum of 25% of the Fund’s outstanding shares, in the sole discretion of the Board, but it is not expected that the Board will do so.

•	You should consider that you may not have immediate access to the money you invest for an indefinite period of time. An investment in our shares is not suitable for you if you need immediate access to the money you invest.

U.S. Securities and Exchange Commission

December 17, 2014

Prospectus Summary—The Fund

Comment #3

Please indicate that the Fund’s quarterly repurchase offers will only be for up to 5% of outstanding shares.

Response #3

The Fund has revised the Registration Statement in response to the above comment. Please see the revised disclosure below:

The Wildermuth Endowment Strategy Fund is a newly organized, continuously offered, non-diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will offer to make quarterly repurchases of no less than 5% of the outstanding shares of the Fund at net asset value (“NAV”) per share. While the Fund may increase the size of these offerings up to a maximum of 25% of the Fund’s outstanding shares, in the sole discretion of the Board, it is not expected that the Board will do so. See “Quarterly Repurchases of Shares.” The Fund’s investments will be managed by Wildermuth Advisory, LLC (the “Adviser”). See “Management of the Fund.”

Prospectus Summary – Investment Objectives and Policies

Comment #4

In the first sentence of the second paragraph you state, “The Fund seeks to replicate the investment strategies and asset allocation policies of traditional endowment funds through a total mix of both liquid, traditional equity and fixed income investments and less liquid, alternative and non-traditional investments by allocating its portfolio in a variety of asset classes.” Given revisions to the Fund’s investment strategy regarding investment in privately offered pooled investment vehicles, does this sentence require modification? Consider revising the word “replicates.”

Response #4

The Fund has revised the Registration Statement as follows in response to your comment:

The Fund seeks to approximate the investment strategies and asset allocation policies of traditional endowment funds through a total mix of both liquid, traditional equity and fixed income investments and less liquid, alternative and non-traditional investments by allocating its portfolio to a variety of asset classes.

U.S. Securities and Exchange Commission

December 17, 2014

Comment #5

Please consider using capitalization for “absolute return” as it is used elsewhere in the Registration Statement. What “other absolute return investment vehicles” are you referring to here (aside from hedge funds and managed futures funds)?

Response #5

The term “Absolute Return Funds” has been defined and is capitalized where appropriate. The term “absolute return,” however, is not a defined term and, by itself, is not capitalized. Absolute return investment vehicles may also include registered investment companies that pursue absolute return investment strategies. The Fund has revised the Registration Statement in response to the above comment and revised the disclosure as follows:

(v) absolute return investments, including but not limited to, managed futures funds, hedge funds and other absolute return investment vehicles such as registered investment companies pursuing absolute return strategies,

Comment #7

You state, “In certain extreme circumstances or market environments, the Fund may hold a larger position in cash or cash equivalents and/or deviate from the general investment emphasis described above.” Please describe this as a temporary or defensive measure.

Response #7

The Fund has revised the Registration Statement as follows in response to your comment:

Temporary Investments. To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities, cash or cash equivalents. These short-term debt securities include: treasury bills, commercial paper, certificates of deposit, bankers’ acceptances, U.S. government securities and repurchase agreements.  While the Fund is in a defensive position, the opportunity to achieve its investment objective will be limited.  The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

U.S. Securities and Exchange Commission

December 17, 2014

Comment #8

In the summary section you describe the asset classes, instruments and vehicles in or through which the Fund may invest including investment allocations and limits. Please present the disclosure in a more visually digestible way. Please consider creative ways of presenting this information so that it is clear and concise and easily understood by a retail investor. Please consider using bullet points, bolded text and other features to make information standout.

Response #8

The Fund has revised the Registration Statement as follows in response to your comment:

Asset Classes and Instruments. The Fund will gain exposure to the following asset classes (in bolded italics) up to the limits indicated through its investments in the instruments listed below:

(i)	Equities: up to 65% of the Fund’s total assets.

a.	U.S. publicly traded equity securities,
b.	Foreign developed market publicly traded equity securities,
c.	Emerging market publicly traded equity securities, and
d.	U.S. and non-U.S. private equity investments (including direct private equity investments and private equity funds).

(ii)	Real Estate: up to 25% of the Fund’s total assets.

a.	Publicly-traded and non-traded REITs,
b.	Real estate funds,
c.	Real estate limited partnerships, and
d.	Direct holdings of real property.

(iii)	Energy and Natural Resources: up to 25% of the Fund’s total assets (together with Commodities investments).

a.	MLPs,
b.	Oil and gas funds, and
c.	Other energy and natural resource funds.

(iv)	Commodities: up to 25% of the Fund’s total assets (together with Energy and Natural Resources investments).

a.	Commodity pools,
b.	Commodity futures,
c.	Commodity-linked structured notes,
d.	Swap contracts, and
e.	Precious metal holdings.

U.S. Securities and Exchange Commission

December 17, 2014

(v)	Absolute Return Investments: up to 25% of the Fund’s total assets.

a.	Hedge funds,
b.	Managed futures funds, and
c.	Other absolute return investment vehicles such as registered investment companies pursuing absolute return strategies (hedge funds, managed futures funds and other absolute return investment vehicles are collectively “Absolute Return Funds”).

(vi)	Fixed Income: up to 30% of the Fund’s total assets.

a.	U.S. fixed income securities,
b.	Foreign developed market fixed income securities, and
c.	Emerging market fixed income securities.

Investment Funds. The Fund may make investments in the preceding asset classes and securities through exchange-traded funds (“ETFs”), closed-end funds, open-end funds (mutual funds), managed futures funds or commodity pools and other publicly and privately offered pooled investment vehicles (collectively, “Investment Funds”). The term “privately offered pooled investment vehicles” or “Private Funds” as used throughout this Prospectus, refers to privately offered pooled investment vehicles, such as hedge funds, private equity funds, private managed futures funds or private commodity pools, private real estate funds and private oil and gas funds, which are issued in private placements to investors that meet certain suitability standards. In general, these interests are subject to underlying lock-ups, are not freely tradable and/or have substantial transfer restrictions and no active trading market, but have certain rights as to redemptions.

Investment Allocations and Other Details. Additional detail regarding the asset classes, instruments and vehicles in or through which the Fund may invest, including investment allocations, are noted below:

☐	Equities: up to 65% of the Fund’s total assets.

•	U.S. and non-U.S. public and private equity securities in which the Fund may invest include, but are not limited to: common and preferred stock of all market capitalizations, convertible securities, rights and warrants, and depositary receipts (i.e., American Depository Receipts (“ADRs”), European Depository Receipts (“EDRs”), and Global Depository Receipts (“GDRs”)).

•	Private Equity Funds – The Fund will not invest more than 15% of its net assets in private equity funds that are Private Investment Companies (as defined below).

U.S. Securities and Exchange Commission

December 17, 2014

☐	Real Estate: up to 25% of the Fund’s total assets.

•	REITS - Subject to the overall 25% limit on investments in real estate, the Fund may invest up to 25% of its total assets in REITs (REITs are considered part of the real estate asset class, not the equities asset class).

•	Direct Real Estate Investments – Subject to the overall 25% limit on investments in real estate, the Fund may invest up to 25% of its total assets in direct holdings of real property.

☐	Commodities/Energy and Natural Resources: up to 25% of the Fund’s total assets.

•	MLPs –The Fund will not invest more than 25% of its assets in MLPs.

☐	Absolute Return Investments: up to 25% of the Fund’s total assets.

•	Absolute Return Funds – Absolute Return Funds are Investment Funds that pursue investment strategies that are managed generally without reference to the performance of equity, debt and other markets. Alternative investment strategies differ from “relative return strategies,” which generally seek to outperform a corresponding benchmark equity or fixed-income index.

•	Hedge Funds - The Fund will not invest more than 15% of its net assets in Absolute Return Funds that are Private Investment Companies (as defined below), typically hedge funds.

☐	Fixed Income: up to 30% of the Fund’s total assets.

•	The fixed income securities in which the Fund may invest include but are not limited to, notes, corporate bonds, mortgage-backed or asset-backed securities, convertible bonds, securities issued by the U.S. and foreign governments, including states and municipalities, or their agencies and instrumentalities, inflation-protected securities, as well as real estate collateralized debt, mezzanine debt, and distressed debt. Such fixed-income investments may be of any maturity, duration or quality, including those that are rated below investment grade (i.e., “junk bonds”).

•	The Fund’s investments in fixed income securities will be primarily for diversification and liquidity purposes.

U.S. Securities and Exchange Commission

December 17, 2014

☐	Foreign Investments: up to 65% of the Fund’s total assets (inclusive of developed and emerging markets).

•	Emerging Markets – The Fund may not invest more than 30% of its total assets in investments in emerging markets.

☐	Derivatives: up to 50% of the Fund’s total assets.

•	Derivative instruments in which the Fund may invest include, but are not limited to, options, futures contracts, forward futures contracts and options on futures contracts.

•	The Fund may invest in derivatives for various portfolio management purposes, including, but not limited to, reducing transaction costs, increasing overall liquidity of the Fund, gaining exposure to certain asset classes and to mitigate risks.

☐	Investment Funds: up to 100% of the Fund’s total assets.

•	Private Funds - The Fund will limit its investments in all Private Funds to no more than 35% of its net assets (e.g., private REITs, private oil and gas funds, private commodity pools, private real estate funds as well as Private Investment Companies (as defined below) such as private equity funds and hedge funds).

•	Private Investment Companies - The Fund will limit its investments in Investment Funds that are excluded from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”) solely by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (“Private Investment Companies”) to no more than 15% of its net assets subject to the overall limit on Private Funds. Private Investment Companies are typically private equity funds and hedge funds.

•	For purposes of compliance with the limits on Private Funds and Private Investment Companies, the Fund will not count its direct investments in wholly-owned subsidiaries but will look through such subsidiaries and count their underlying holdings.

•	Generally, Investment Funds that invest predominantly in a particular asset class (or pursue an absolute return investment strategy) are considered an investment in that asset class for the purposes of the Fund’s allocation limits.

U.S. Securities and Exchange Commission

December 17, 2014

☐	Wholly-Owned Subsidiaries: up to 50% of the Fund’s total assets.

•	REIT Subsidiary

o	Direct real estate holdings are generally held through entities wholly-owned or controlled, directly or indirectly, by the Fund that qualify as a REIT for federal income tax purposes (a “REIT Subsidiary”).

o	The Fund may invest up to 25% of its total assets in a REIT Subsidiary subject to the overall limitation on real estate and the overall limitation on Wholly-Owned Subsidiaries.

•	Cayman Subsidiaries

o	Commodity Investments

o	Certain commodities investments may be held through a wholly-owned and controlled Cayman Islands subsidiary (“Commodity Cayman Subsidiary” and together with PE/OG Cayman Subsidiaries (as defined below), each is a “Cayman Subsidiary” and collectively are “Cayman Subsidiaries”).

o	Such a Cayman Subsidiary will primarily in Investment Funds that invest in derivatives, including commodity and financial futures, commodity-linked structured notes, swap contracts and investment pools, or in such instruments directly as well as fixed-income securities that serve as collateral for its derivative positions, which may be used for hedging, speculation, or as substitutes for traditional securities.

o	The Fund may invest up to 25% of its assets in a Cayman Subsidiary that invests in commodity investments subject to the limitations on commodity investments and energy and natural resources investments and Wholly-Owned Subsidiaries,

o	Foreign Private Equity/Oil & Gas

o	Certain foreign private equity and foreign oil and gas investments may be held through one or more wholly-owned and controlled Cayman Islands subsidiaries (“PE/OG Cayman Subsidiaries”).

U.S. Securities and Exchange Commission

December 17, 2014

o	The Fund may invest up to 25% of its assets in a Cayman Subsidiary that invests in foreign oil and gas investments subject to the limitations on commodity investments and energy and natural resources investments and Wholly-Owned Subsidiaries.

o	The Fund may invest up to 25% of its assets in a Cayman Subsidiary that invests in foreign private equity subject to the limitations on equity investments and Wholly-Owned Subsidiaries.

•	Corporate Subsidiaries (Domestic Private Equity/Oil & Gas)

o	Certain domestic private equity and domestic oil and gas investments may held through one or more U.S. entities that are taxable as corporations under Subchapter C of the Code that are wholly-owned, directly or indirectly, by the Fund (“Corporate Subsidiaries”).

o	The Fund may invest up to 25% of its assets in a Corporate Subsidiary that invests in domestic oil and gas investments subject to the limitations on commodity investments and energy and natural resources investments and Wholly-Owned Subsidiaries.

o	The Fund may invest up to 25% of its assets in a Corporate Subsidiary that invests in domestic private equity subject to the limitations on equity investments and Wholly-Owned Subsidiaries.

o	Because any Corporate Subsidiary through which the Fund invests in private equity or private oil and gas investments is treated as a regular taxable corporation for U.S. federal income tax purposes, any Corporate Subsidiary will incur tax expenses. This is different than a typical registered investment company that qualifies for the tax treatment available to regulated investment companies under the Code. The return on investments held in Corporate Subsidiaries will be reduced by the taxes paid.

•	All Wholly-Owned Subsidiaries

U.S. Securities and Exchange Commission

December 17, 2014

o	The Fund will consolidate any REIT Subsidiary, Cayman Subsidiary or Corporate Subsidiary (collectively, “Wholly-Owned Subsidiaries”) for purposes of financial statements, diversification, leverage and concentration.

These allocation limits generally apply at the time of investment. Although the Adviser will seek to stay within these limits under normal circumstances, due to the illiquid nature of some of the Fund’s investments, the Adviser may not be able to do so in the event of market movements. In applying these allocation limits, we also will take into account the requirement for qualifying to be taxed as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code").

Comment #9

In the second bullet point under “Investment Objectives and Policies,” you state “Allocate up to 25% of its total assets to real estate investments, including up to 25% of its total assets in REITs and up to 25% of its total assets in real estate directly.” Please revise so that it is clear that this is not additive so that one could potentially end up with 50% of the Fund’s assets in real estate.

Response #9

The Fund has revised the Registration Statement as follows in response to your comment:

Real Estate: up to 25% of the Fund’s total assets.

•	REITS - Subject to the overall 25% limit on investments in real estate, the Fund may invest up to 25% of its total assets in REITs (REITs are considered part of the real estate asset class, not the equities asset class).

•	Direct Real Estate Investments – Subject to the overall 25% limit on investments in real estate, the Fund may invest up to 25% of its total assets in direct holdings of real property.

Comment #10

In the fourth bullet point, you state, “Allocate up to 25% of its total assets to absolute return investments, although the Fund will not invest more than 15% of its assets in private partnerships that are hedge funds.” Please clarify that 15% limit applies to all absolute return investments that are funds excluded from the definition of investment company by Section 3(c)(1) or 3(c)(7) of the 1940 Act.

U.S. Securities and Exchange Commission

December 17, 2014

Response #10

We believe that neither the 1940 Act nor the rules thereunder prohibit a registered closed-end interval fund from investing more than 15% of its assets in private funds excluded from the definition of “investment company” by either Section 3(c)(1) or 3(c)(7) of the 1940 Act. Additionally, we are not aware of any published interpretive guidance from the SEC or its Staff prohibiting or limiting such investments. The Fund, however, has chosen to make the requested change and has revised the Registration Statement as follows:

Hedge Funds - The Fund will not invest more than 15% of its net assets in Absolute Return Funds that are Private Investment Companies (as defined below), typically hedge funds.

Also, please see the response to Comment #8 above.

Comment #11

Under the last bullet point, you state that “[t]he Fund may invest up to 100% of its total assets in Investment Funds.” Further, the definition of Investment Funds includes private partnerships, which are in turn defined to include “investment vehicles that are issued in private placements to investors that meet certain suitability standards, such as hedge funds, private equity funds and private oil and gas funds.” This suggests that the Fund could invest 100% of its total assets in hedge funds, private equity funds and other privately offered pooled investment vehicles. Please either (i) add an accredited investor standard for Fund investors, or (ii) limit the Fund’s investments in privately offered pooled investment vehicles excluded from the definition of investment company by Section 3(c)(1) or 3(c)(7) of the 1940 Act to no more than 15% of the Fund’s net assets, and limit the Fund’s investments in all other privately offered pooled investment vehicles to no more than 35% of the Fund’s net assets.

Response #11

As previously noted above, we believe that neither the 1940 Act nor the rules thereunder prohibit a registered closed-end interval fund from investing more than 15% of its assets in private funds excluded from the definition of “investment company” by either Section 3(c)(1) or 3(c)(7) of the 1940 Act absent an accredited investor standard nor are we aware of any published interpretive guidance from the SEC or its staff prohibiting or limiting such investments. Additionally, we do not believe that the 1940 Act or the rules thereunder impose a limit on a closed-end interval fund’s investments in other privately offered pooled investment vehicles and we are not aware of any published interpretive guidance that would limit such investments or otherwise impose an accredited investor standard. While the Fund does not agree with the comment or believe that is required by law or rule, the Fund has chosen to impose the requested limits and has revised the Registration Statement as follows:

U.S. Securities and Exchange Commission

December 17, 2014

Investment Funds: up to 100% of the Fund’s total assets.

•	Private Funds - The Fund will limit its investments in all Private Funds to no more than 35% of its net assets (e.g., private REITs, private oil and gas funds, private commodity pools, private real estate funds as well as Private Investment Companies (as defined below) such as private equity funds and hedge funds).

•	Private Investment Companies - The Fund will limit its investments in Investment Funds that are excluded from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”) solely by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (“Private Investment Companies”) to no more than 15% of its net assets subject to the overall limit on Private Funds. Private Investment Companies are typically private equity funds and hedge funds.

•	For purposes of compliance with the limits on Private Funds and Private Investment Companies, the Fund will not count its direct investments in wholly-owned subsidiaries but will look through such subsidiaries and count their underlying holdings.

•	Generally, Investment Funds that invest predominantly in a particular asset class (or pursue an absolute return investment strategy) are considered an investment in that asset class for the purposes of the Fund’s allocation limits.

Comment #12

In the seventh paragraph, you state, “As noted above, the Fund may invest up to 25% of its total assets in one or more REIT Subsidiaries also managed by the Adviser that invests through wholly-owned special purpose companies in direct real estate properties.” Please clarify whether subsidiaries (CFCs, private REIT, domestic subs) are included in in the 35% private fund limit.

Response #12

The Fund has revised the Registration Statement as follows in response to your comment:

For purposes of compliance with the limits on Private Funds and Private Investment Companies, the Fund will not count its direct investments in wholly-owned subsidiaries but will look through such subsidiaries and count their underlying holdings.

U.S. Securities and Exchange Commission

December 17, 2014

Also, please see the response to Comment #8 above.

Comment #13

Consider shortening or moving out of the summary section of the Prospectus and into the tax section later in the Prospectus the discussion regarding the tax implications of Cayman Subsidiaries and REIT Subsidiary.

Response #13

We have made the requested change.

Comment #14

In the eleventh paragraph, you state, “Because any Corporate Subsidiary through which the Fund invests in private equity or private oil and gas investments is treated as a regular taxable corporation for U.S. federal income tax purposes, any Corporate Subsidiary will incur tax expenses.” Please add disclosure informing investors that this treatment is different from other registered funds and that returns on investments held in such subsidiaries will be reduced by the taxes incurred.

Response #14

We have revised the disclosure as follows in response to your comment:

Because any Corporate Subsidiary through which the Fund invests in private equity or private oil and gas investments is treated as a regular taxable corporation for U.S. federal income tax purposes, any Corporate Subsidiary will incur tax expenses. This is different than a typical registered investment company that qualifies for the tax treatment available to regulated investment companies under the Code. The return on investments held in Corporate Subsidiaries will be reduced by the taxes paid.

Prospectus Summary – Summary of Risk Factors

Comment #15

Under “Short Sale Risk,” there is no reference to shorting in the Fund’s investment strategies. Please indicate that the Fund may short as part of its principal investment strategy or confirm that the Fund does not plan to short securities outside its investments in Investment Funds that short.

U.S. Securities and Exchange Commission

December 17, 2014

Response #15

We have added the following disclosure to the Investment Strategy section in response to your comment:

The Fund may also enter into short sales on equity securities that the Adviser believes will underperform the market. Short sales may be done for investment or hedging purposes.

Comment #16

Under “Small and Medium Capitalization Risk,” small and medium capitalization companies are not defined. Please add definitions.

Response #16

We have added the following disclosure in response to your comment:

Small capitalization companies are companies with market capitalizations generally less than $5 billion. Medium capitalization companies are companies with market capitalizations generally between $5 billion and $20 billion.

Comment #17

Under “Valuation Risk,” you state, “the valuations provided by the Adviser in respect of the Fund’s investments.” This statement suggests that the Adviser is responsible for valuations by itself. Please clarify that the Adviser does so subject to policies and procedures approved by the Board.

Response #17

We have revised the disclosure as follows in response to your comment:

The value of the Fund’s investments will be difficult to ascertain and the valuations provided by the Adviser in accordance with the Fund’s valuation policies approved by the Board in respect of the Fund’s investments will likely vary from the amounts the Fund would receive upon sale or disposition of its investments.

Comment #18

Consider whether “Unregistered Investment Fund Risk” should be combined with “Investment Fund Risk.” Additionally, add the 35% limit in all Private Funds here.

U.S. Securities and Exchange Commission

December 17, 2014

Response #18

We have revised the disclosure as follows in response to your comment:

Investment Funds Risk. Investment Funds are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. Accordingly, Fund shareholders may bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees in the case of some Investment Funds, and other expenses at the Investment Fund level. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in Investment Funds and may be higher than if the Fund invested directly in the underlying instruments. Additionally, the Fund's performance depends in part upon the performance of the Investment Fund managers and selected strategies, the adherence by such Investment Fund managers to such selected strategies, the instruments used by such Investment Fund managers and the Adviser's ability to select Investment Fund managers and strategies and effectively allocate Fund assets among them. Each Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk and market risk.  A significant portion of the Investment Funds in which the Fund may invest will likely not be subject to or registered under the 1940 Act. As a result, such investments will not be subject to certain protections afforded to investors under the 1940 Act. The Fund will not invest more than 35% of its net assets in Private Funds nor will it invest more than 15% of its net assets in Hedge Funds.

Summary of Fund Expenses

Comment #19

Please indent shareholder servicing expenses and all non-shareholder servicing other expenses as they are both subsets of other expenses.

Response #19

The Fund has revised the Registration Statement in response to the above comment. Please see the revised fee table below:

U.S. Securities and Exchange Commission

December 17, 2014

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses
Maximum Sales Load (as a percent of offering price)	6.00%
Redemption Fee on Shares Repurchased Within 90 Days of Purchase (as a percent of proceeds)	2.00%
Wire Transfer Fee	$15
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%
Other Expenses	2.06%
Shareholder Servicing Expenses	0.25%
All Non-Shareholder Servicing Other Expenses(1)	1.81%
Acquired Fund Fees and Expenses(1, 2)	0.14%
Total Annual Expenses	3.70%
Fee Waiver and Reimbursement(3)	(1.06)%
Total Annual Expenses (after fee waiver and reimbursement)	2.64%

(1)	Estimated for current fiscal year.

(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in Investment Funds that are investment companies, including registered investment companies and certain Private Funds such as hedge funds and private equity funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights, when issued, because the financial statements, when issued, include only the direct operating expenses incurred by the Fund. Acquired Fund Fees and Expenses would be higher if similar fees and expenses of all Investment Funds were included in this calculation.

(3)	The Adviser and the Fund have entered into the Expense Limitation Agreement, under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering and organizational expenses but excluding front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses such as litigation), to the extent that they exceed the 2.50% Expense Limitation. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed. Any waiver or reimbursement of fees by the Adviser is subject to repayment by the Fund within three years of such waiver or reimbursement; provided, however, that (i) the Fund is able to make such repayment without exceeding the expense limitation in place at the time the fees being repaid were waived or the Fund’s current expense limitation, whichever is lower and (ii) such repayment is approved by the Board. The Expense Limitation Agreement will remain in effect for at least one year from the effective date of the Prospectus, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Fund’s Board on 60 days written notice to the Adviser. After the initial one-year term, the Expense Limitation Agreement may be renewed at the Adviser’s and the Board’s discretion. See “Management of the Fund.”

Comment #20

Please revise Total Annual Expenses and Fee Waiver and Reimbursement line items. They are both showing two numbers.

Response #20

We have made the requested change. Please see the response to Comment #19 above.

Comment #21

In footnote 3 to the Fee Table, please clarify that any repayment of waived fees or reimbursed fees will be subject to the expense limitation in place at the time of the waiver or reimbursement or the current expense limitation, whichever is lower.

U.S. Securities and Exchange Commission

December 17, 2014

Response #21

We have made the requested change. Please see the response to Comment #19 above.

Comment #22

Please confirm that the fee waiver is only applied in the first year for the expense example. The contractual waiver needs to be longer if it is to be applied for longer periods.

Response #22

The Registrant confirms that the fee waiver is only applied for the first year in the expense example.

Investment Objective, Policies And Strategies

Comment #23

Much of the disclosure from the summary section is repeated here. Please consider moving some information contained in the summary to the back of the prospectus or not repeating information here.

Response #23

We have revised this section in response to your comments.

Management of the Fund—Trustees and Officers

Comment #24

Reiterate here that the Board sets the valuation policies of the Fund and that it is responsible for fair valuation.

Response #24

We have added the following disclosure in response to your comment:

The trustees also approve the Fund’s valuation policies and are responsible for the fair valuation of the Fund’s securities.

U.S. Securities and Exchange Commission

December 17, 2014

STATEMENT OF ADDITIONAL INFORMATION

Additional Information On Investment Instruments, Techniques And Operations

Comment #25

Under “Absolute Return,” you state, “Absolute Return” investment strategies refers to a class of investment strategies that are managed generally without reference to the performance of equity, debt and other markets. Alternative investment strategies differ from “relative return strategies,” which generally seek to outperform a corresponding benchmark equity or fixed-income index.” Please include this definition in the Prospectus.

Response #25

We have made the requested change.

SIGNATURES

Comment #26

Please include the board resolutions required by Rule 483(b) in the exhibits.

Response #26

We have included the certified board resolutions in the exhibits to the Registration Statement.

***

The Registrant has authorized Alston & Bird LLP to convey to you that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-2; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

December 17, 2014

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

Cc:	Daniel Wildermuth, Wildermuth Endowment Strategy Fund
Carol Wildermuth, Wildermuth Endowment Strategy Fund
John Grady, Realty Capital Securities, LLC